Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF DESIGNATION OF "PLASTINUM POLYMER TECHNOLOGIES CORP.", FILED IN THIS OFFICE ON THE TWENTY-SIXTH DAY OF MARCH, A.D. 2008, AT 2:17 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

3179780 8100

080358217

You may verify this certificate online at corp.delaware.gov/authver.shtml

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

AUTHENTICATION: 6479492

DATE: 03-26-08

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:17 PM 03/26/2008
FILED 02:17 PM 03/26/2008
SRV 080358217 - 3179780 FILE

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS

OF

SERIES B PREFERRED STOCK AND SUB-SERIES B-1 PREFERRED STOCK

OF

PLASTINUM POLYMER TECHNOLOGIES CORP.

Pursuant to Section 151 of the General Corporation Law of the State of Delaware

The UNDERSIGNED, Jacques Mot, being the President of Plastinum Polymer Technologies Corp., a Delaware corporation (the "Corporation"), does hereby certify as follows:

FIRST: The name of the Corporation is Plastinum Polymer Technologies Corp.

SECOND: The date of filing of the Corporation's original Certificate of Designation, Preferences and Rights of Series B Preferred Stock and Sub-Series B-1 Preferred Stock (the "Certificate of Designation") in the State of Delaware was November 6, 2007.

THIRD: Pursuant to the authority conferred upon the Board of Directors by the Second Amended and Restated Certificate of Incorporation of the Corporation, as amended, the Board of Directors on March 10, 2008, by unanimous written consent, adopted the following resolutions, and that thereafter the holders of a majority of the outstanding shares of Sub-Series B-1 Preferred Stock approved the amendment of the Certificate of Designation as contained herein:

RESOLVED, that pursuant to the authority granted to the Board of Directors by the Second Amended and Restated Certificate of Incorporation, as amended (the "Certificate"), the Board of Directors hereby authorizes the issuance of additional shares of Series B-1 Convertible Preferred Stock of the Corporation for a total authorization of Eighty Thousand (80,000) shares of Series B-1 Convertible Preferred Stock of the Corporation; and

RESOLVED that the Board of Directors authorizes the amendment of the Certificate of Designation, Preferences and Rights with respect to the Series B-1 Convertible Preferred Stock previously filed with the State of Delaware to (i) reflect the authorized increase in the issuance of Series B-1 Convertible Preferred Stock, (ii) clarify the relative liquidation rights of the Series B-1 Convertible Preferred Stock, (iii) conform the terms thereof regarding the Reduction of Conversion Price with the Company's satisfaction of certain obligations and (iv) modify the Company's redemption right with respect to the Series B-1 Convertible Preferred Stock.

FOURTH: The Certificate of Designation is hereby amended such that Subsection 1 (captioned "Designation") of the Section captioned "Preferred Stock" shall be and read as follows:

"The designation of the sub-series of Series B Convertible Preferred Stock created hereby is "Series B-1 Convertible Preferred Stock" and the number of shares constituting such sub-series is Eighty Thousand (80,000) (the "**Series B-1 Preferred Stock**" or the "**Preferred Stock**"). All shares of Series B-1 Preferred Stock shall be identical with each other in all respects and shall be identical with all shares of Series B Preferred Stock, except that the Conversion Price (as hereinafter defined) may differ."

FIFTH: The Certificate of Designation is hereby amended such that paragraphs (a) and (b) of Subsection 2 (captioned "Liquidation Rights") of the Section captioned "Preferred Stock" shall be and read as follows:

"(a) General. In the event of any liquidation, dissolution or winding up, whether voluntary or involuntary, holders of each share of Series B-1 Preferred Stock shall be entitled to be paid out of the assets or surplus funds of the Corporation legally available for distribution to holders of the Corporation's capital stock of all classes (whether such assets are capital, surplus, or earnings) before any sums shall be paid or any assets or surplus funds distributed among the holders of Common Stock or to the holders of any series of Preferred Stock which may be junior in right of preference to Series B-1 Preferred Stock, an amount equal to One Hundred Dollars ($100) per share (as adjusted for any stock dividend, combination or splits with respect to such shares) of Series B-1 Preferred Stock plus any cumulative and/or accrued and unpaid dividends thereon (the "Stated Value"). After payment to the holders of the Series B-1 Preferred Stock of the amount set forth in this Section 2(a), the remaining assets and funds of the Corporation legally available for distribution, if any, shall be distributed among the holders of the Common Stock and the Series B Preferred Stock in proportion to the shares of Common Stock then held by them and the shares of Common Stock which they would have a right to acquire upon conversion of the shares of the Series B Preferred Stock held by them (but no such conversion shall be required in order to receive such distribution).

(b) Distributions Other than Cash. Whenever the distribution provided for in this Section 2 shall be paid in property other than cash, the value of such distribution shall be the fair market value of such property as determined in good faith by the Board

of Directors of the Corporation. In each such case, the holders of the Series B Preferred Stock shall be entitled to a proportionate share of any such distribution in accordance with the provisions hereof. If the assets of the Corporation shall be insufficient to permit the payment in full to holders of the Series B Preferred Stock of the preferential amount set forth in this Section 2, then the entire assets of the Corporation available for such distribution shall be distributed ratably among the holders of the Series B Preferred Stock in accordance with the aggregate liquidation preference of the shares of Series B Preferred Stock held by each of them."

SIXTH: The Certificate of Designation is hereby amended such that paragraph (b) of Subsection 3 (captioned "Conversion") of the Section captioned "Preferred Stock" shall be and read as follows:

"(b) Reduction of Conversion Price. The Conversion Price shall be reduced to 85% of the Conversion Price then in effect during the continuance of an Event of Default. As used herein, an Event of Default shall mean (a) the commencement by the Company of a voluntary case or proceeding under the bankruptcy laws, (b) the Company's failure to (i) discharge or stay a bankruptcy proceeding within 90 days of such action being taken against the Company; or (ii) pay any payment hereunder, including the dividend provided for in Section 5, within 15 days of the due date."

SEVENTH: The Certificate of Designation is hereby amended such that paragraph (a) of Subsection 7 (captioned "Redemption") of the Section captioned "Preferred Stock" shall be and read as follows:

"(a) Redemption by the Company. At any time after October 31, 2010, upon at least thirty days' written notice to the registered holders of the shares of Series B-1 Preferred Stock, the Company may redeem all the outstanding shares of Series B-1 Preferred Stock for a price per share equal to Stated Value (as adjusted for any stock dividends, combinations or splits), together with all accrued and unpaid dividends, subject to the right of the holder thereof to convert all or any portion of the shares of Series B-1 Preferred Stock during such notice period."

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, I have signed this certificate on the 26th day of March, 2008.

Jacques Mot, President

W:\WDOX\CLIENTS\7178\6\CERT\00077746.DOC